UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              CARVER BANCORP, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    14687510
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                                 (CUSIP Number)

                               Linda J. Dunn, Esq.
                           Carver Federal Savings Bank
                              75 West 125th Street
                    New York, New York 10027; (212) 876-4747
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          (Name, Address, and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 24, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D
-----------------------------------------------------
CUSIP No. 14687510
--------------------------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Deborah C. Wright
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a)  |_|
                                                                                                      (b)  |_|
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS
          SC, PF
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          |_|
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
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                                                        7    SOLE VOTING POWER
                                                             139,895
                  NUMBER OF SHARES
                 BENEFICIALLY OWNED                   --------------------------------------------------------------
                 BY EACH REPORTING                      8    SHARED VOTING POWER
                    PERSON WITH                              0
                                                      --------------------------------------------------------------
                                                        9    SOLE DISPOSITIVE POWER
                                                             139,895
                                                      --------------------------------------------------------------
                                                       10    SHARED DISPOSITIVE POWER
                                                             0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          139,895
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.8% of shares of Common Stock
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   14     TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER

                  The securities to which this Schedule 13D relate are the shares of common stock, par value $0.01 per share (the "Common Stock"), of Carver Bancorp, Inc. ("Carver"), a Delaware corporation having its principal executive offices at 75 West 125th Street, New York, New York 10027.

ITEM 2.  IDENTITY AND BACKGROUND

                  This Schedule 13D is being filed by Deborah C. Wright whose business address is Carver Federal Savings Bank, 75 West 125th Street, New York, New York 10027. Ms. Wright is the President and Chief Executive Officer and a Director of Carver, located at the address set forth above. Ms. Wright has never been convicted in a criminal proceeding nor has she ever been a party to a civil or criminal proceeding before any administrative or judicial body resulting in a judgment, decree or final order to which she is or was subject. Ms. Wright is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  In 1999 and 2000, Ms. Wright purchased in open market transactions 5,000 shares of Common Stock at prices ranging from $8.25 to $10.25 per share.

                  On June 1, 1999, Ms. Wright was awarded options under Carver's 1995 Stock Option Plan ("Option Plan") to purchase 30,000 shares of Common Stock at a price per share of $8.125; on June 1, 2000, Ms. Wright was awarded options under the Option Plan to purchase 30,000 shares of Common Stock at a price per share of $8.21; and on August 22, 2001, Ms. Wright was awarded options under the Option Plan to purchase 30,000 shares of Common Stock at a price per share of $9.93. All of such options have vested as of the date of this filing. On June 12, 2002, Ms. Wright was awarded options under the Option Plan to purchase 30,000 shares of Common Stock at a price per share of $12.06, 10,000 of which vested on each of June 12, 2003 and 2004 and 10,000 of which will vest on June 12, 2005. On June 24, 2003, Ms. Wright was awarded options under the Option Plan to purchase 20,000 shares of Common Stock at a price per share of $16.41, 6,666 of which vested on June 24, 2004 and 6,667 of which will vest on each of June 24, 2005 and 2006. On June 24, 2004, Ms. Wright was awarded options under the Option Plan to purchase 15,000 shares of Common Stock at a price per share of $19.63, which will vest in equal installments on each of June 24, 2005, 2006 and 2007.

                  On June 1, 1999, Ms. Wright was awarded 7,500 shares of restricted stock under Carver's Management Recognition Plan ("MRP"), all of which have vested as of the date of this filing. On September 18, 2001, Ms. Wright was awarded 1,817 shares of restricted stock under the MRP that immediately vested. On June 12, 2002, Ms. Wright was awarded 2,902 shares of restricted stock under the MRP, 968 of which vested on each of June 12, 2003 and 2004 and 967 of which will vest on June 12, 2005. On June 24, 2003, Ms. Wright was awarded 2,500 shares of restricted stock under the MRP, 833 of which vested on June 24, 2004, and 833 of which will vest on each of June 24, 2005 and 2006. On June 24, 2004, Ms. Wright was awarded 2,500 shares of restricted stock under the MRP, which will vest in three equal installments on June 24, 2005, 2006 and 2007.

                  Carver Federal Savings Bank, a wholly-owned subsidiary of Carver, maintains an Employee Stock Ownership Plan, and the account maintained under such plan for the benefit of Ms. Wright holds 6,146 shares of Common Stock, 2,785 of which have vested as of December 31, 2003. Shares are allocated as of December 31 of each year and vest in four equal installments over the subsequent four year period.

ITEM 4.  PURPOSE OF TRANSACTION

                  Ms. Wright acquired the Common Stock giving rise to the filing of this Schedule 13D through open market purchases and as compensation and is holding the shares for investment.

(a) Except for additional Common Stock that Ms. Wright may be awarded or have a right to acquire pursuant to Carver's Option Plan, MRP and Employee Stock Ownership Plan, Ms. Wright has no plans or proposals to acquire a material amount of additional securities of Carver.

                  Ms. Wright intends to review her investment in Common Stock on a continuing basis and may, at any time, consistent with her obligations under federal and state securities laws, determine to increase or decrease her ownership of Common Stock through purchases or sales in the open market or in privately negotiated transactions.

                  Other than described above, Ms. Wright currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D. However, Ms. Wright retains her right to modify her plans with respect to the transactions described in this Item 4 to acquire or dispose of Common Stock and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5.  INTEREST IN SECURITIES OF CARVER

                  (a) and (b) The following table sets forth the number of shares of Common Stock of Carver that are beneficially owned by Ms. Wright, with the number of shares that she has a right to buy included in parenthesis, together with the percentage of such Common Stock beneficially owned by Ms. Wright, as of the date hereof. Ms. Wright has sole power to vote and dispose of the shares of Common Stock that are beneficially owned by her.

-------------------------------------------------------------------------------------------------------------
                 NAME                     NUMBER OF COMMON STOCK BENEFICIALLY    PERCENTAGE OF COMMON STOCK

                                                         OWNED                       BENEFICIALLY OWNED
-------------------------------------------------------------------------------------------------------------
           Deborah C. Wright                       139,895 (116,666)                        5.8%
-------------------------------------------------------------------------------------------------------------

                  (c)

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        NAME           DATE OF TRANSACTION        AMOUNT OF         PRICE PER SHARE      WHERE AND HOW THE
                                              SECURITIES INVOLVED                          TRANSACTION WAS
                                                                                              EFFECTED
-------------------------------------------------------------------------------------------------------------
  Deborah C. Wright       August 22, 2004           10,000         n/a(1)                   Grant through
                                                                                             Option Plan
-------------------------------------------------------------------------------------------------------------

                  (d) To Ms. Wright's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this statement.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF CARVER

                  None.

ITEM 7.  MATERIAL REQUIRED TO BE FILED AS EXHIBITS

                  None.


---------------
(1) On August 22, 2001, Ms. Wright was awarded options to purchase 30,000 shares of Common Stock with an exercise price per share of $9.93; options to purchase 10,000 shares of Common Stock vested and became exercisable on August 22, 2004. Ms.

Wright has not exercised her right to buy these shares.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 27, 2004

                                           /s/ Deborah C. Wright
                                           --------------------------------
                                           Deborah C. Wright